					Exhibit 12

SOUTH JERSEY INDUSTRIES, INC.
Calculation of Ratio of Earnings from Continuing Operations to
Fixed Charges (Before Income Taxes)
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2005	2004	2003	2002	2001

Net Income*	$48,588	$42,973	$34,553	$29,412	$26,869

Income Taxes	33,767	29,079	23,596	20,404	19,295

Fixed Charges**	22,521	21,273	23,016	22,675	24,101

Capitalized Interest	(1,571)	(700)	(2,400)	(1,941)	(500)

Total Available	$103,305	$92,625	$78,765	$70,550	$69,765

Total Available	4.6x	4.4x	3.4x	3.1x	2.9x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary. Preferred dividend requirements totalled $45,100 in 2005 and $135,200 in each of the years 2004 through 2001(rentals are not material).